EXHIBIT 99.1

Press Release

Groupe PSA and Total create “Automotive Cells Company”, a joint venture dedicated to the manufacture of batteries in Europe.

Paris, September 3rd, 2020

•	The creation of ACC[1] marks the birth of a major player in battery production in Europe.
•	Yann Vincent has been appointed Chief Executive and Ghislain Lescuyer Chairman of the Board of the joint venture.
•	This ambitious project, announced in January 2020, pools the expertise of each partner to develop and produce batteries with the highest level of performance worldwide.
•	ACC benefits from the support of the French and German authorities, as well as the European institutions, to accompany the energy transition of mobility.

Groupe PSA/Opel and Total/Saft have signed an agreement for the creation of the joint venture ACC. Yann Vincent has been appointed Chief Executive in order to implement and develop it. Ghislain Lescuyer has been appointed Chairman of the Board.

With this partnership, the parties are setting up a world-class player in the development and manufacture of high-performance batteries for the automotive industry from 2023.

Total/Saft will contribute its expertise in R&D and industrialization, and Groupe PSA its knowledge of the automotive market and its experience in production. The R&D centre in Bordeaux and the pilot site in Nersac (France) have already started in order to develop the new high-performance lithium-ion technologies. At the end of this R&D phase, mass production could be launched in two “gigafactories”, in Douvrin (France) and Kaiserslautern (Germany).

This project aims to:

✓	Respond to the challenges of the energy transition by reducing the environmental footprint of vehicles throughout the value chain in a desire to offer clean and affordable mobility to citizens.
✓	Produce batteries for electric vehicles that will be at the highest technological level in terms of energy performance, autonomy, recharging time and carbon footprint.
✓	Develop production capacity, essential to accompany the growth demand for electric vehicles in a European market estimated at 400 GWh by 2030, i.e. 15 times the current market.
✓	Ensure industrial independence in Europe for the conception and manufacture of batteries, with an initial capacity of 8 GWh, reaching a cumulative capacity of 48 GWh

1 ACC : Automotive Cells Company

on both sites by 2030. It will represent 1 million electric vehicles produced per year, i.e. more than 10% of the European market.
✓	Position ACC as a major competitive player in supplying electric vehicle manufacturers.

This project benefits from the financial support of French and German public authorities representing €1.3 billion. It received the European institutions agreement through an IPCEI project that testifies to the strategic importance of mobility for the energy transition. The whole project will mobilize an investment more than €5 billion investment.

Carlos Tavares, Chairman of Groupe PSA: «The construction of the European battery consortium that we wished for is now a reality. I would like to pay special tribute to the commitment of the Total/Saft and Groupe PSA/Opel teams who have made this project come true. This new step is consistent with our central purpose: “to offer citizens clean, safe and affordable mobility” and gives Groupe PSA a competitive advantage in the context of growing sales of electric vehicles. ACC takes Groupe PSA further along the road to carbon neutrality».

Patrick Pouyanné, Chairman of Total comments: “The creation of ACC illustrates Total’s commitment to meet the challenge of climate change and to develop as a broad energy company, a major player in the energy transition, by continuing to provide affordable, reliable, and cleaner energy. Our ambition is to leverage the recognized expertise of our subsidiary SAFT in batteries and the industrial know-how of our partner PSA to meet the strong growth of electric vehicles in Europe. I would like to offer my encouragement to the teams who will be joining ACC to make this adventure a real European technological and industrial success”.

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.~~.~~

Media library: medialibrary.groupe-psa.com / @GroupePSA_EN

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Saft

Saft specializes in advanced technology battery solutions for industry, from design and development to production, customization and service provision. For 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert. Saft is a wholly-owned subsidiary of Total, a major energy player that produces and markets fuels, natural gas and low-carbon electricity.

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Contacts :

Groupe PSA :

•	Claudia Raynaud – +33 6 61 64 03 83 – claudia.lefevre@mpsa.com
•	Alain le Gouguec – +33 6 42 59 27 84 – alain.legouguec@mpsa.com

Saft :

•	Relations Médias – +33 1 58 63 16 60 – karen.hollington@saftbatteries.com

Total :

•	Relations presse – +33 (0)1 47 44 46 99 – presse@total.com – @TotalPress
•	Relations Investisseurs – +44 (0)207 719 7962 – ir@total.com

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